EZJR, Inc.
                          3415 Ocatillo Mesa Way
                       North Las Vegas, NV  89031
                       Telephone:  (702) 631-4251
                             Fax:  (702) 221-1963

August 5, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Dana Brown

Re:  EZJR, Inc.
     Amendment No. 1 to
     Form 10KSB
     Filed on July 22, 2008
     File No. 000-51861

Dear Ms. Brown:

On behalf of EZJR, Inc. (the "Company"), we acknowledge receipt of your comment letter, dated July 29, 2008 regarding our annual report on Form 10KSB File No. 000-51861. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.


1. We note your revised Form 10-K and response to prior comment one, however it does not appear that you have disclosed your conclusion as required by
    Item 308T(a)(3) of Regulation S-B. Please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

RESPONSE: We respectfully note the Staff's comment. We have amended the filing to provide management's conclusion as to the effectives of the internal controls over our financial reporting.

2. We note your response to comment three of our letter dated July 21, 2008. Please revise the certification in Exhibit 31.1 to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation SB. Your certification does not state that you are responsible for establishing and maintaining internal control over financial reporting. See Item 601(b)(31) of Regulation SB.

RESPONSE: We respectfully note the Staff's comment. We have incorporated the language presented in Item 601(b)(31) of Regulation SB, and we have updated the Form 10KSB to reflect the proper language for this Certification.

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3.  We note that your discussion of disclosure controls and procedures includes language that "A control system cannot provide absolute assurance, however, that the objectives of the control systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected." Please clarify that the disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level.

RESPONSE: We respectfully note the Staff's comment. We have clarified the disclosure controls and procedures are designed to provide "reasonable assurance" of achieving their objectives.


    For more information please see the Commission's release Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Securities Act Release No. 8238/Exchange Act Release No. 47986/Investment Company Act Release No. 26068). You can find this release at http://www.sec.gov/rules/final/33-8238.htm.


We thank you for bringing this matter to our attention.

Sincerely,

/s/ T J Jesky
-----------------------
T J Jesky
Chief Executive Officer
Chief Financial Officer












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